Record Ownership and Voting Agreement

This Record Ownership and Voting Agreement (this "Agreement") is entered into as of the date of electronic consent by the parties using the website www.netcapital.com (the "Portal"), by and among NetCapital Funding Portal Inc., a Delaware corporation ("NetCapital"), Cust Corp. a Delaware corporation (the "Record Owner"), and the undersigned investor ("Investor").

The Record Owner has agreed to open and maintain the Account (as defined below) for Investor and to provide other services to Investor in connection with the Account. This Agreement sets out, among other things, the terms under which the Record Owner will provide those services to Investor and the arrangements that will apply in connection with those services.

In consideration of the mutual promises herein made and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound, the parties hereto agree as follows:

1. Interpretation

1.1 Definitions

In this Agreement:

- "Account" means the account opened by the Record Owner and consisting of the beneficial interests in any Shares that were offered for sale by the Issuer on the Portal and purchased by Investor.
- "Account Balance" means, in relation to the Account, the number of Shares of each Issuer beneficially owned by Investor, including all of Investor's rights to and interest in the balance from time to time on that Account.
- "Business Day" means a weekday that is not a federal holiday.
- "Escrow Agent" means Luminate Bank.
- "Fees" means the fees and charges referred to in clause 6.1 of this Agreement.
- "Issuer" means each issuer of the Shares.
- "Shares" means the beneficial interests in the uncertificated shares of common stock or preferred stock or the units of convertible debt, limited liability company membership interests or limited partnership interests that were beneficially purchased by Investor on the Portal.
- "Termination Date" means the date on which this Agreement is terminated by the Record Owner or by Investor as permitted hereunder.

- ■ "Transfer Agent" means Equity Stock Transfer LLC, or a successor transfer agent.
- ■ "Withdrawal Date" means the date referred to in clause 2.2 of this Agreement.

1.2. Headings

The headings in this Agreement do not affect its interpretation.

1.3. Singular and plural

References to the singular include the plural and vice versa.

2. Account

2.1. Opening Account

The Record Owner shall open and maintain the Account for the beneficial interests in the Shares beneficially held by Investor.

2.2. Deposits and withdrawals

The balance of Investor's Account shall reflect the Shares beneficially held by Investor. A deposit of Shares is made into Investor's Account when the Escrow Agent sends payment funds to the Issuer or a seller of Shares, as the case may be, and the Record Owner receives a record from the Transfer Agent of the number of Shares that Investor beneficially holds. A withdrawal occurs when the Record Owner receives notice from the Transfer Agent that the Shares have been beneficially sold or transferred.

2.3. Reports

Reports relating to deposits into and withdrawals from the Account and the Account Balance will be available to Investor daily by means of a section on the Portal to which Investor may log in.

3. Services of the Record Owner

3.1. General

Investor and the Record Owner understand and agree that the Record Owner will be the legal but not the beneficial owner of the Shares.

3.2. Ownership of Securities

The Record Owner will be the sole holder of legal title to the Shares while Investor will hold beneficial ownership of the Shares. The Record Owner will be the sole record holder of the Shares on the books and records of the Issuer. The sole dispositive record of Investor's beneficial ownership of the Shares will be in the books and records of the Transfer Agent. Investor shall be entitled to all proceeds of the sale of Shares, net of fees and commissions.

3.3. Voting of Securities

Prior to the Withdrawal Date, at every meeting of the equity or interest holders of the Issuer called with respect to any matter, and at every adjournment or postponement thereof, and on every action or approval by written consent or resolution of the equity or interest holders of the Issuer, Investor agrees that the Record Owner shall vote Investor's Shares, in the event Investor's Shares contain voting rights, in a manner reasonably determined to be in the best interest of Investor.

3.4. Insurance

The Record Owner and Investor understand and agree that the Record Owner may maintain insurance in support of the Record Owner's obligations under this Agreement, including covering any loss of the Shares. In the event that the Record Owner elects to reduce, cancel or not to renew such insurance, the Record Owner may give Investor prior written notice as follows: in the case of a reduction, the Record Owner may endeavor to provide such notice at least 30 days prior to the effective date of the reduction; and in the event of a cancellation or expiration of the insurance without renewal, the Record Owner may provide such notice at least 30 days prior to the last day of insurance coverage. Investor acknowledges that any such insurance is held for the Record Owner's benefit and not for the benefit of Investor, and that Investor may not submit any claim under the terms of such insurance.

3.5. Notice of Changes

The Record Owner may notify Investor promptly in writing of the following: (i) the Record Owner receives notice of any claim against the Account other than a claim for payment of safe custody or administration permitted by this Agreement; (ii) the Record Owner otherwise fails to comply with any of the provisions of this Agreement; or (iii) any of the Record Owner's representations and warranties in clause 5 shall cease to be true and correct.

4. Obligations of the Portal

NetCapital shall notify or cause to be notified each Issuer of Shares of the identity of the Record Owner of the Shares of such Issuer.

5. Representations and Warranties

5.1. Investor's representations

Investor represents and warrants to us that:

a. Investor is the beneficial owner of the Shares;
b. Investor has all necessary authority, powers, consents, licenses and authorizations and has taken all necessary action to enable Investor lawfully to enter into and perform Investor's duties and obligations under this Agreement; and
c. this Agreement and the obligations created under it are binding upon Investor and enforceable against Investor in accordance with its terms (subject to applicable principles of equity) and do not and will not violate the terms of the rules or any order, charge or agreement by which Investor is bound.

5.2. Record Owner's representations

Record Owner represents and warrants to Investor that:

a. this Agreement has been duly authorized, executed and delivered on Record Owner's behalf and constitutes Record Owner's legal, valid and binding obligation; and
b. the execution, delivery and performance of this Agreement by Record Owner does not and will not violate any applicable law or regulation and does not require the consent of any governmental or other regulatory body except for such consents and approvals as have been obtained.

6. Fees and Expenses

6.1. Fees

Record Owner's fees will be paid in accordance with the fee agreement that has been executed by the Portal. There are no fees payable by the Investor.

7. Scope of Responsibility

7.1. Exclusion of liability

Record Owner may use reasonable care in the performance of its duties under this Agreement and will only be responsible for any loss or damage suffered by Investor as a direct resultof any gross negligence, fraud or willful misconduct on the Record Owner's part in the performance of the Record Owner's duties, and in which case the Record Owner's liability will not exceed the aggregate market value of the Shares at the time of such gross negligence, fraud or willful misconduct.

7.2. Force majeure

Neither the Record Owner nor any of the Record Owner's directors, employees, agents or affiliates shall incur any liability to Investor if, by reason of any provision of any present or future law or regulation of any governmental or regulatory authority or stock exchange, or by reason of any act of God or war or terrorism, pandemic or other circumstances beyond the Record Owner's control, the Record Owner is prevented or forbidden from, or would be subject to any civil or criminal penalty on account of, or are delayed in, doing or performing any act or thing which by the terms of this Agreement it is provided shall be done or performed and accordingly the Record Owner does not do that thing or does that thing at a later time than would otherwise be required.

7.3. Exculpation in respect of offer document

Record Owner and its officers, directors, employees, agents and sub-custodians shall not be responsible or liable in any manner for any recitals, statements, representations or warranties made by any person other than Record Owner.

8. Termination

8.1. Method

Record Owner may terminate this Agreement by giving not less than 60 Business Days' prior written notice to Investor and the Portal, provided that the Record Owner may terminate this Agreement immediately on written notice in the event that any of the statements set out in clause 5.1(a)-(c) become untrue. Clauses 7, 8.2 and 10 shall survive termination of thisAgreement.

Investor may terminate this Agreement by giving not less than 60 Business Days' prior written notice to the Record Owner and the Portal in the event that the Record Owner is found, in a final determination not subject to appeal, to have committed an act of gross negligence or willful misconduct in respect of its duties as Record Owner hereunder.

8.2. Existing rights

Termination shall not affect rights and obligations then outstanding under this Agreement, which shall continue to be governed by this Agreement until all obligations have been fully performed.

8.3. Website

Effective upon the Termination Date, Investor's use of the Website will automatically be terminated and Investor will be permitted no further access to the Website until Investor has purchased other Shares.

9. Notices and Record-Keeping

9.1. Form

A notice or other communication given to Investor under or in connection with this Agreement may be given using the contact information Investor provided to the Portal.

9.2. Method of transmission

Any notice or other communication required to be in writing may be delivered by email, receipt confirmed, to the Portal or the Record Owner at the following email addresses:

If to the Record Owner:

Cust Corp.
info@custcorp.com

If to the Portal:

Netcapital Funding Portal Inc
paul@netcapital.com

10. General

10.1. No advice

Record Owner's duties and obligations under this Agreement do not include providing Investor with investment advice. In asking the Record Owner to open and maintain the Account, Investor does so in reliance upon Investor's own judgment and the Record Owner shall not owe to Investor any duty to exercise any judgment on

Investor's behalf as to the merits or suitability of any deposits into, or withdrawals from, an Account.

10.2. Assignment

This Agreement is for the benefit of and binding upon the parties and their respective heirs, successors and assigns. Investor may not assign, transfer or encumber, or purport to assign, transfer or encumber, Investor's right, title or interest in relation to any Account or any right or obligation under this Agreement or any part of any of the foregoing unlessthe Record Owner otherwise agrees in writing. Record Owner may assign this agreement to a successor record owner.

10.3. Amendments

Any amendment to this Agreement must be agreed in writing and be signed by all parties hereto. Unless otherwise agreed, an amendment will not affect any legal rights or obligations that may already have arisen.

10.4. Partial invalidity

If any of the clauses (or part of a clause) of this Agreement becomes invalid or unenforceable in any way, the validity of the remaining clauses (or part of a clause) will not in any way be affected or impaired.

10.5. Entire agreement

This document represents the entire agreement, and supersedes any previous agreements among the parties relating to the subject matter of this Agreement.

10.6. Joint and several liability

Investor's responsibilities under this Agreement are joint and several if applicable.

10.7. Counterparts

This Agreement may be executed in any number of counterparts each of which when executed and delivered is an original, but all the counterparts together constitute the same agreement.

10.8. Governing Law and Jurisdiction

This Agreement is governed by and construed in accordance with the laws of the State of Delaware without regard to its conflicts of laws principles. The parties agree that the United States District Court for the Delaware shall have sole and exclusive jurisdiction to determine any issues arising under this Agreement, and all Parties to this Agreement agree to submit to personal jurisdiction in Wilmington, Delaware, for the purpose of resolving any issue arising under or related to this Agreement.

Last updated June 7, 2023

Netcapital CB

HeadVantage's original offering opened on June 1, 2026 and was completed on July 1, 2026. Except for the Updates section which may contain more recent information, the information on this page was accurate as of July 1, 2026.

Click here to bust this offering's cache.



Ask me anything...

Netcapital

CB

HeadVantage

HeadVantage aims to capture impossible moments in sports. Our patented eye-tracking, live Gaze Circle, and embedded audio let fans see an athlete's focus and hear every audible. We plan to turn broadcasts into the ultimate immersive experience and a massive behavioral data platform.



Total indicated interest (non-binding): **$1,001**

DISCLAIMERS

No money or other consideration is being solicited, and if sent in response, will not be accepted.

No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed with the Securities and Exchange Commission and the offering is available through the platform of a registered intermediary.

A person's indication of interest involves no obligation or commitment of any kind.

CLOSED ON

July 1, 2026

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INTRODUCTION

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"Nobody is thinking about this the way HeadVantage is."

– Mike Davies
SVP FOX Sports (August 2023)

Netcapital

CB

PROBLEM

The multi-billion dollar sports industry has hit a "perspective ceiling." From the broadcast booth to the medical tent to the replay center, leagues rely on incomplete, outside-looking-in camera angles that show what happens to an athlete, but never what happens for them.

> **The Engagement & Betting Gap**

Fans are insatiable for new angles, with 46% of younger audiences preferring immersive viewing mobile experiences over traditional broadcasts (Source: Nielsen Sports). Without knowing exactly what a player is looking at, broadcasters lack ultimate immersion, and sportsbooks miss out on the highest-converting, real-time behavioral data for micro-betting.

> **The Medical Liability (Subjective Protocols)**

The financial liability associated with concussions is substantial and long-term, with total approved claims already exceeding $1 billion according to the official Settlement Claims Administrator (Source: NFLConcussionSettlement.com, 2026 Periodic Report). "Millions of dollars and player careers are tied up in concussion protocols. Yet, current sideline tests—like a neurotrauma consultant visually watching a player 'follow their finger'—rely on deeply flawed, subjective human observation rather than objective biometric data. The career-ending cost of concussions is not just a financial liability for the league; it is a direct drain on team capital. High-profile players like Chris Borland (retired at 24) and Joshua Perry (retired at 24) illustrate that when players cannot trust the diagnostic process, they choose to walk away from millions in earnings to preserve their long-term health."

> **The Officiating Blindspot**

Despite millions spent on stadium cameras, the most critical plays—goal-line stands, fumbles at the bottom of a pile, or pass-interference sightlines—are routinely blocked from view, causing massive controversies over league integrity.

> **The "Guesswork" in Coaching**

Any coach of anything is continuously asking one question; "Where were you looking?" Currently, coaches can only guess where an athlete's focus lies. In sports like golf or baseball, a millisecond of "eye-drift" is the difference between a championship and a loss, but until now, this crucial data has remained invisible.

"I care about two things now… anything that get us more fan immersion and player health and safety."

– Michelle McKenna
Chief Information Officer, NFL

SOLUTION

HeadVantage provides a hardware-enabled software platform that embeds aerospace-grade eye-tracking, stabilized 4K cameras, and high-fidelity microphones directly into athlete gear (helmets, caps, eyewear).

We don't just capture the field; we aim to capture the complete, first-person cognitive and sensory truth.

> **The Proprietary Tech & Patents**

Our sensors capture X and Y gaze coordinates, pupil dilation, and biometric data, fusing them with stabilized 4K video. This technology utilizes our proprietary methods for sensor fusion and embedding eye-tracking into protective sports equipment. Utility Patent issued Sept. 2025 Serial No: 18/187,570. Title of Invention: Body worn camera, sensor, content delivery system.

> **The Ultimate Sensory & Betting Engine**

A standard helmet camera only provides a chaotic, wide Field of View (FOV). We provide a true cognitive and audio feed. Our live "Gaze Circle" overlay shows the exact focal point the athlete's brain is processing, synchronized with raw, in-helmet audio. Fans see the quarterback lock onto the safety and hear the audible at the line of scrimmage. This creates unprecedented premium broadcast inventory and acts as the highest-converting real-time data feed for in-game micro-betting platforms.

Objective Medical Diagnostics

Our AI aims to eliminate the "h **Netcapital** CB › indisputable, medical-grade data.

The Unblockable Replay Angle

For League Operations, the HeadVantage camera acts as the ultimate officiating tool. We put a camera and a microphone inside the pile, providing the exact sightline and sound of the play, eliminating replay blind spots and protecting the integrity of the game.



THE PLATFORM: POWERS FANS, COACHES & MEDICAL STAFF
ESPN
Patrick Mahomes's Cam
Los Angeles Rams
search players
Player
#
Position
Health
Alerts
Camera
Matthew Stafford
#09
QB
no alerts
View Cam
Davante Ad
Stetson Be
Blake Cor
Jimmy Ga
Kyren Will
Terrance F
Jarquez Hunter
#35
RB
Jared Verse
#08
OLB
Stetson Bennett
Impact Force:
100 Gs
Alert:
Heavy impact detected at 100 Gs, eyes have also shown signs of concussion as right eye is crossed. It is advised to pull player out of game for medical attention.
PULL PLAYER

"This could really help our players."

– Robert Kraft
Owner, New England Patriots (February 2025)

Netcapital   CB

SUCCESS TO DATE

> **Top 10 Ranked Comcast NBCUniversal SportsTech Startup:** Selected as the top-ranked company out of over 800 global applicants—chosen by leaders from NBC Sports, Sky Sports, and the PGA Tour as the premier technology with the highest market potential.

> **U.S. Open Golf 2024 & Tier-1 Broadcasting:** Successfully integrated into **NBC Sports' live coverage of the 2024 U.S. Open** and featured prominently on the **Golf Channel** and **GolfPass**. We moved the "Gaze Circle" from concept to live production during one of golf's most prestigious Major championships, providing millions of viewers with an unprecedented look at professional focus.

> **Global Broadcast Scale (CPL T20):** Executed two live Proof of Concepts with the Caribbean Premier League. Our HVC footage was broadcast to 40 countries and viewed by an estimated **500 million fans**, proving our hardware's resilience and readiness for global sports infrastructure.

> **Medical Breakthrough (Mayo Clinic & WPI):** In partnership with the **Mayo Clinic** and **WPI**, we achieved one of the **first-ever digital capture of King-Devick concussion testing** from a wearable device. This study validates our AI's ability to turn subjective sideline tests into objective, indisputable medical data.

> **Intellectual Property Moat:** Secured patents for proprietary methods of sensor fusion and embedding eye-tracking into protective sports equipment, protecting our aerospace-to-sports technology pipeline.

> **Hardware Miniaturization:** Developed one of the world's first stabilized eye-tracking cameras capable of fitting seamlessly inside professional-grade helmets.



Netcapital   CB

BUSINESS MODEL

HeadVantage plans to operate a diversified B2B and B2B2C revenue model. We aim to utilize our proprietary hardware – embedded with aerospace-grade eye-tracking, 4K cameras, and high-fidelity audio – as a high-margin data acquisition engine for five distinct planned revenue streams:

> **Live Content & Broadcasting (B2B)**
>   We plan to license our live, first-person "Vantage" feeds to tier-1 networks (NBC Sports, Sky Sports). By combining cognitive eye-tracking with raw, in-helmet audio, we aim to create one of the most immersive premium broadcast inventories in sports history. This utilizes a Zero-CAC (Customer Acquisition Cost) model, as our network partners provide the global marketing reach for us.

> **Sports Betting & Behavioral Data (B2B2C)**
>   The ultimate micro-betting engine. By tracking exactly which fans are synchronized with specific players' perspectives in real-time, we aim to generate highly lucrative behavioral data. This could create one of the highest-converting lead-generations and "intent data" tools for in-game sportsbooks like DraftKings and FanDuel.

> **Health-Tech & Medical Diagnostics (B2B)**
>   We are transforming player safety by replacing subjective concussion protocols with objective, AI-verified biometric data. Validated through our partnerships with the Mayo Clinic and WPI, we have successfully digitized the King-Devick test, moving the industry standard from human "guesswork" to clinical-grade digital capture.

> **Professional Performance & SaaS (B2B)**
>   We sell performance analytics hardware and recurring SaaS subscriptions to professional teams and leagues. This allows coaches and scouts to finally "see the game through their athletes' eyes," providing a revolutionary tool for elite training and mechanical adjustments.

> **Consumer Integration (Planned B2B2C)**
>   We are establishing partnerships with major equipment manufacturers to embed "HeadVantage Ready" technology into consumer-grade helmets and eyewear, creating a scalable ecosystem for amateur athletes and everyday content creators.

MARKET

HeadVantage is targeting a massive, untapped segment of the global sports and entertainment market: true cognitive viewership for helmeted sports. While the global sports industry is valued at **$521.7 billion in 2026** and is projected to exceed **$1.2 trillion** by 2035, the way fans view these games has remained largely static and passive.

Our specific market opportunity is defined by the billions of fans who actively engage with helmet-wearing sports—including Cricket (**2.5 billion fans**), the NFL (**400 million fans**), and the NHL (**estimated 150 million fans**). These fans are demonstrating an insatiable appetite for data-rich, immersive content.

> **Total Addressable Market (TAM):** 2.65 Billion Fans / 30 Billion Views globally who engage with helmeted sports annually.

> **Serviceable Available Market (SAM):** 1.86 Billion Fans / 21 Billion Views. This represents the estimated 70% of the TAM that shows readiness for the adoption of HeadVantage Camera (HVC) technology.

> **Serviceable Obtainable Market (SOM):** 32.5 Million Fans / 525 Million Views. This is the highly targeted segment we aim to win from the SAM within our first 5 years (representing just 2.5% of the SAM).

> Sources: Research and Markets, Business Research Insights, Top End Sports

The Unit Economics & Growth Loop

> **Zero-CAC (Customer Acquisition Cost) Strategy:** We won't need to spend on traditional marketing. Instead, we plan to leverage the reach of our broadcast partners. We are partnered with NBC (as one example) who are motivated to have existing fans watching the sports broadcast on their network, to also interact with their mobile devices. Our Year 1 NFL adoption model is deeply conservative, targeting just **0.25%** of the existing viewing audience. When partners like NBC (which averaged **23.5 million viewers** for Sunday Night Football in 2025) use our live "HeadVantage" feeds, the broadcast itself may become our global acquisition engine.

> **The Betting Multiplier:** With the global sports betting market reaching **$125 billion in 2026** (Source: Precedence Research), our real-time behavioral data aims to provide the "intent-signals" that sportsbooks such as DraftKings and FanDuel require for high-conversion micro-betting. We will know with certainty, which fan is streaming the view from which player, in real time. This is incredibly valuable to an advertising partner (think how Google or Facebook monetizes) especially in the sports betting arena.

THE BUSINESS MODEL

4 CORE REVENUE STREAMS


Netcapital
CB
INITIAL BROADCAST
Streams in real-time for instant replay + advertising opportunities
NBC Sports is a shareholder
Interest from FOX Sports + ESPN
SkyCam: $30-50K per game
1st in 10 Marker: $10-25K per game
CONSUMER
Direct to consumer via owned app and partner Integrations
$ - Paid Subscription
$ - Sponsor Supported Content
$ - Partner Betting Transactions
MediaKind
DRAFT KINGS
minute media
TEAMS + LEAGUES
Film analysis and Player POV insights for training + optimization
$ - Coaching
$ - Player Partnerships/NIL
$ - Sponsor Opportunities
NFL
PGA TOUR
CONCUSSION
Real-time biomechanical and physiological biomarker data for health and safety monitoring
Concussion protocol data and insights.
NFL
MAYO CLINIC
$5,000 PER GAME / HELMET
$2 PER USER PER GAME
$100,000 PER YEAR - NFL
CUSTOM PRICING

PRESS

- **Comcast NBCUniversal SportsTech**
  Putting Fans into the Minds of Athletes
  HeadVantage An in-depth feature detailing our 2022 Accelerator journey, our work with U.S. Ski & Snowboard, and how our embedded sensors move broadcasters from "guessing" what an athlete is seeing to showing the exact X- and Y-coordinates of their gaze.

- **Sports Business Journal (SBJ)**
  SBJ Tech Week 2023 - Golf: Channeling a New View
  Coverage of CEO Jay Hedley's featured speaking session in New York alongside NBC Sports Next's GolfPass, highlighting how HeadVantage's immersive technology is actively transforming golf instruction and the broader fan experience.

- **PR Newswire / Tobii AB**
  Tobii partners with HeadVantage to bring eye tracking to sports fans and athletes
  The official announcement of our strategic partnership with Tobii, the global leader in eye tracking. The coverage details our successful integration of miniature cameras and pupil-measuring biometric sensors underneath baseball and golf caps for NBC Sports broadcasts.

- **Business Wire**
  2022 Class of the Comcast NBCUniversal SportsTech Accelerator Announce 21 Business Deals
  Press coverage validating HeadVantage's commercial momentum following the Comcast accelerator, highlighting early testing integrations with the PGA's Korn Ferry Tour and Sky Sports.




ODELL BECKHAM, JR
GREATEST CATCH
CRIS COLLINSWORTH
NBC ANNOUNCER

TEAM


ADVISORY BOARD
SPORTS + MEDIA
WILL McINTOSH
EVP, NBC Sports Next
Strategic Advisor
ERIC BECHTEL
Owner, IdeaQuest
Sports Marketing
TOM BEUSSE
Founder, TFXB Media Consulting
Partnership Advisor
SAM JONES
Retired NFL Athlete
Partnership Advisor
BUCK FRENCH
Athlete Stock Exchange
Investment Strategy
TIM PRUKOP
CEO, ANSRS AI
Sports Operations
HEALTH & SAFETY
DR.MARK NOVAS
Chief Medical Officer + Investor
Leading Concussion Program
TECHNICAL DEVELOPMENT
ROBERT WILSON
CEO, Argus Science
AI & Eye Tracking Systems Expert
RAY THOMPSON
Director, AVID Media Technology
VOD, Compression Expert
BUSINESS



Netcapital   CB

GLENN ADAMO	VALERIE MOSELY	GAVIN SCOVELL	ALEXANDRA ROSSI	TOM HESHION
Producer, NFL.com	Board, Draft Kings	Media Production, Cricket	Managing Partner, Kaleidoscope	Serial Entrepreneur
Media Production	Betting Partnerships	Media Partnerships	Strategic Advisor	Fundraising Advisor

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